SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: COPA AIRLINES INITIATES DAILY SERVICE BETWEEN PANAMA AND WASHINGTON, D.C.

NEWS RELEASE                Contact:  Edisa G. Revilla - Panama 507-304-2672
  Pamela Salazar - U.S.
  210-277-2929

COPA AIRLINES INITIATES DAILY SERVICE BETWEEN
PANAMA AND WASHINGTON, D.C.
Airline also begins service to Punta Cana, Dominican Republic

PANAMA CITY, July 16 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), began daily, nonstop flights between Panama City, Panama and Washington, D.C.’s Dulles International Airport, the airline’s fifth U.S. destination, on July 15.
This new flight into Copa’s Hub of the Americas in Panama City will conveniently connect this important capital city with the principal cities in Latin America.
“We continue to expand by providing better and more convenient travel options to our customers. Copa Airlines now provides service to five US destinations from Panama City and connections”, mentioned Mr. Pedro Heilbron CEO of Copa Airlines.
The airline also began twice-weekly service to Punta Cana, Dominican Republic on July 15. Punta Cana, located on the eastern coast of the Dominican Republic, is a major Caribbean tourist attraction, offering beaches, resorts and nightlife. In 2006, more than half the tourists to the Dominican Republic visited Punta Cana.
Copa is utilizing a Boeing 737-700 on each of the new routes, with seating for 12 passengers in Business Class and 112 in coach. Flight schedules for the routes are:

Destination	Weekly Frequencies	Departure	Arrival	Aircraft
Washington - Panamá	7	7:07 a.m.	10:42 a.m.	Boeing 737-700
Panamá - Washington	7	7:06 p.m.	12:46 a.m.	Boeing 737-700
Panamá - Punta Cana	2	9:55 a.m.	1:36 p.m.	Boeing 737-700
Punta Cana- Panamá	2	3:21 p.m.	5:10 p.m.	Boeing 737-700
*For flight information and ticket purchases, visit Copa Airlines’ Web site: www.copaair.com
Copa’s route network now encompasses 38 cities in 21 countries in North, Central and South America and the Caribbean.

About Copa Holdings
Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 38 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.
CPA-G

SOURCE Copa Airlines
-0- 07/16/2007
/CONTACT: Edisa G. Revilla, Copa Airlines, +011-507-304-2672, or Pamela Salazar, +1-210-277-2929, both for Copa Holdings/
/First Call Analyst: /
/FCMN Contact: jputaturo@copaair.com /
/Web site: http://www.copaair.com /
(CPA)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 07/16007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO